Exhibit 12.1
Ratio of Earnings to Fixed Charges and Ratio of Earnings to
Combined Fixed Charges and Preferred Share Distributions
(all dollar amounts in thousands)

	Year Ended December 31,
	2005		2004	2003	2002	2001

Earnings:
Pre-tax income before adjustment for minority interest in consolidated subsidiaries or income, loss from equity investees, extraordinary gain or loss, or gains on sale of properties	$(32,652)		$19,507	$23,865	$34,134	$33,300
Amortization of interest capitalized	2,400		1,800	1,700	1,500	1,300
Interest capitalized	(9,586)		(6,907)	(5,576)	(8,064)	(10,608)
Distributed income of equity investees	4,494		3,588	2,148	2,073	710
Fixed charges	155,027		97,804	85,118	85,764	93,900

Total earnings	$119,683		$115,792	$107,255	$115,407	$118,602

Fixed Charges:
Interest expense	$132,492		$79,136	$67,556	$65,265	$71,397
Capitalized interest	9,586		6,907	5,576	8,064	10,608
Debt costs amortization	5,699		4,267	3,111	3,560	3,022
Distributions to Series B preferred unitholders	7,250		7,494	8,875	8,875	8,873

Total Fixed Charges	$155,027		$97,804	$85,118	$85,764	$93,900

Distributions to Series A, Series C, Series D and Series E preferred shareholders	$22,391		$14,781	$15,284	$15,565	$13,407

Combined Fixed Charges and Preferred Share Distributions	$177,418		$112,585	$100,402	$101,329	$107,307

Ratio of Earnings to Fixed Charges	(a	)	1.2	1.3	1.3	1.3

Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions	(b	)	1.0	1.1	1.1	1.1

a)	For the twelve months ended December 31, 2005, the aggregate amount of fixed charges exceeded our earnings by approximately $35.3 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for the twelve months ended December 31, 2005 is primarily due to the Company recording amortization expense of approximately $42.0 million related to in-place leases acquired in connection with our merger with Cornerstone Realty Income Trust, Inc. in April 2005.

b)	For the twelve months ended December 31, 2005, the aggregate amount of fixed charges and preferred share distributions exceeded our earnings by approximately $57.7 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for the twelve months ended December 31, 2005 is primarily due to the Company recording amortization expense of approximately $42.0 million related to in-place leases acquired in connection with our merger with Cornerstone Realty Income Trust, Inc. in April 2005.
The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees, gains on sale of properties, distributed income of equity investees, fixed charges and amortization of capitalized interest excluding interest costs capitalized. Fixed charges consist of interest expense (including interest costs capitalized) and amortization of debt issuance costs.